BERNSTEIN FUND, INC.

1345 Avenue of the Americas

New York, New York 10105

December 17, 2015

VIA EDGAR

Mr. Min S. Oh

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Bernstein Fund, Inc.

File Nos. 333-207065 and 811-23100

Pre-Effective Amendment No. 2, filed December 17, 2015

Dear Mr. Oh:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “1933 Act”), Bernstein Fund, Inc., a Maryland corporation (the “Fund”), on behalf of its series, International Strategic Equities Portfolio, International Small Cap Portfolio and Small Cap Core Portfolio, hereby respectfully requests acceleration of the effective date of its Registration Statement so that such Registration Statement may be declared effective on December 18, 2015 or as soon as practicable thereafter.

The undersigned, in making this request for acceleration, hereby states that it is aware of its obligations under Rule 461 and the other applicable provisions of the 1933 Act.

Very truly yours,

BERNSTEIN FUND, INC.

By:	/s/ Nancy Hay
Name:	Nancy Hay
Title:	Assistant Secretary